Sanofi-aventis and UCB sign a co-promotion agreement
for Xyzal® in the United States

Paris, France - September 25, 2006 – Sanofi-aventis and UCB announced today that they have entered into an agreement to co-promote in the United States the prescription antihistamine medicine, Xyzal® (levocetirizine dihydrochloride).

In July 2006, UCB submitted a New Drug Application for Xyzal®, seeking FDA (U.S. Food and Drug Administration) approval for the following indications: Seasonal Allergic Rhinitis, Perennial Allergic Rhinitis, and Chronic Idiopathic Urticaria.

Under the terms of the agreement with UCB:

-	Sanofi-aventis will co-promote Xyzal ® with UCB in the United States
-	Sanofi-aventis will book the sales
-	Sanofi-aventis will make an upfront payment to UCB and milestones payments at certain stages in the development and commercialization of the drug, associated with regulatory approvals and sales milestones
-	Profits will be shared between sanofi-aventis and UCB.

About Xyzal®
Xyzal® is a once-daily antihistamine indicated for the symptomatic treatment of Seasonal Allergic Rhinitis, Perennial Allergic Rhinitis, and Chronic Idiopathic Urticaria in adults and children six years of age and older. Xyzal® was first launched in Europe in 2001 and is currently marketed in 49 countries around the world.

About Allergic Conditions
Many people suffer from the symptoms associated with common allergic conditions. The immune system of allergy sufferers over-reacts to something in the environment. This can lead to symptoms that affect their respiratory system, eyes, or skin. Estimates from a skin test survey suggest that allergies affect as many as 40 to 50 million people in the United States - more than 20 percent of the U.S. population.

Seasonal Allergic Rhinitis (SAR), commonly referred to as “hay fever” or “outdoor allergies,” is the most common form of allergic rhinitis. By definition, SAR includes allergies to seasonal pollens like grass, trees, fungal molds, and weeds. Perennial Allergic Rhinitis (PAR) is sometimes referred to as “year round” or “indoor allergies” and is characterized by allergies that last longer than four weeks. House dust mites, animal dander, and mold most commonly trigger PAR. Chronic Idiopathic Urticaria (CIU) is most commonly known as “hives of unknown origin” and is defined as the occurrence of daily, or almost daily, wheals and itching for at least six weeks with no obvious causes.

Investor Relations Department
 Europe Tel: + 33 1 53 77 45 45              US Tel: + 1 212 551 40 18
E-mail: IR@sanofi-aventis.com

About UCB
UCB (www.ucb-group.com) is a leading global biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceutical and biotechnology products in the fields of central nervous system disorders, allergy/respiratory diseases, immune and inflammatory disorders and oncology – UCB focuses on securing a leading position in severe disease categories. Employing over 8,300 people in 40 countries, UCB achieved revenues of €2.3 billion in 2005. UCB is listed on the Euronext Brussels. Worldwide headquarters are located in Brussels, Belgium, and U.S. headquarters are located in Atlanta, Georgia.

About sanofi-aventis
Sanofi-aventis is the world’s third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements
This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Investor Relations Department
 Europe Tel: + 33 1 53 77 45 45              US Tel: + 1 212 551 40 18
E-mail: IR@sanofi-aventis.com